02 DEC 23 AM 9:34

RWE

File No. 82-4018
December 16, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
Mail Stop 3-9
450 Fifth Street, N.W.

Washington, D.C. 20549

- USA -

02060734

SUPPL

File No. 82-4018
RWE Aktiengesellschaft,
Submission of Information to Maintain Exemption Under Rule 12g3-2(b) Under the Securities Exchange Act of 1934

Dear Sir or Madam:

In order to continue to claim the exemption from the Securities and Exchange Act of 1934 afforded by Rule 12g3-2(b), we hereby furnish the enclosed information required by Rule 12g3-2(b).

Please find attached the English translation of our ad hoc information we published today.

If you have any questions or comments please call the undersigned

at 0049 201 12 15299 (Dr. Müller)
or 0049 201 12 15152 (Dr. Telkamp).

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

Please acknowledge the receipt of the above mentioned document by signing the enclosed copy of this letter and returning it in the enclosed self-adressed, stamped envelope.

Very truly yours,

RWE
Aktiengesellschaft

- Dr. Müller -

- Dr. Telkamp -

dlw 1/24/03

Encl.

RWE Aktiengesellschaft
Opernplatz 1
45128 Essen
T +49 (0)201/12-00
F +49 (0)201/12-1 51 99
I www.rwe.com

File No. 82-4018

Notice Published by RWE AG, Essen, in Accordance with Sec. 15 of the German Securities Trading Act

- The sender is solely responsible for the contents of this notice -

Essen, December 16, 2002

Outlook on RWE's 2003 Fiscal Year

RWEs state of affairs was portrayed negatively and, on the whole, inappropriately in media reports following the irresponsible leakage of confidential planning figures. This has caused the Executive Board to see to it that material key statements on business developments anticipated for 2003 are made immediately, instead of waiting for the annual financial statements 2002 to be presented, which is scheduled for March 17, 2003, and would be the usual date for such disclosure.

The operating result and EBITDA will post strong double-digit growth in 2003. By contrast, net profit will be substantially down year-on-year. The financial market is already aware of the reasons for this:

- Cyclically-induced declines in results generated by the Environmental Services Business Area and Heidelberger Druckmaschinen
- Considerably lower result from divestments compared with 2002.
- All financing costs for all acquisitions, incl. American Water Works.
- All scheduled goodwill amortization (Euro 1.1 billion), incl. American Water Works.

The change in the treatment of goodwill in accordance with IAS that is expected to become applicable over the course of 2003 in the form of impairment tests will have a positive effect on RWE's net profit. Investigations conducted in cooperation with the balance sheet auditor PwC to prepare for the transition to IAS have gone on for quite some time now and revealed that there are currently no indications supporting an impairment requirement for any of the three major acquisitions, i.e. of Thames Water, Transgas or Innogy.

Taking the acquisition of American Water Works into consideration, the RWE Group's net debt will rise to some Euro 26 billion. However, this figure will drop by about Euro 2 billion by the end of 2003. Measures to reduce debt will be further implemented in 2004 and 2005. The planned divestments of shares held in Heidelberger Druckmaschinen and HOCHTIEF have not yet been included in this figure.

The key rating indicator (EBITDA divided by net interest) for utilities such as RWE will be above 5 throughout 2003 and thus fall within the upper segment of the target range of 4.5 to 5.5 that has already been communicated to the financial market.